Exhibit 99.3

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2. Date of Material Change

January 9, 2012

Item 3. News Release

News Release dated January 9, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company announced that it has scheduled a special meeting of shareholders in response to a requisition by dissident shareholder Mount Kellett Master Fund II A LP. This meeting will take place on April 3, 2012.

Item 5. Full Description of Material Change 5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9. Date of Report

January 9, 2012

Schedule "A"

Baja Mining Calls Requisitioned Special Meeting for April 3, 2012

Vancouver, January 9, 2012 – Baja Mining Corp. (“Baja” or the “Company”) (TSX:BAJ - OTCQX:BAJFF) announces that it has scheduled a special meeting of shareholders (the “Meeting”) in response to a requisition by dissident shareholder Mount Kellett Master Fund II A LP, as noted in Baja’s news release of December 19, 2011.

The Meeting is scheduled to take place on Tuesday, the 3rd day of April, 2012 at 10:00 a.m. (Vancouver Time). It will be held at Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

The record date for determining Shareholders entitled to notice of the Meeting and to vote at the Meeting is set as February 3, 2012

Baja will provide important information and the text of the requisition in a Management Information Circular that will be mailed to shareholders and posted to Baja’s website and SEDAR in due course.

It is unfortunate that Baja will be subject to the cost and disruption of a proxy contest, especially since Baja has taken concrete action to address the requisition. Baja’s board is fully committed to responsible corporate governance, fulfilling its fiduciary duties and acting in the best interests of Baja and all of its stakeholders, including ensuring that management remains focused on creating value for shareholders by developing the Boleo copper-cobalt-zinc-manganese project on schedule and on budget.

Baja has retained Stikeman Elliott LLP as a legal advisor.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 million tonnes (Mt) of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits.

Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO„H‚O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"
John W. Greenslade, President & Chief Executive Officer

For further information please contact Kendra Low, Vice President Administration, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.